Exhibit 23.1

Consent of Independent Auditors

The Board of Directors

August Technology Corporation:

We consent to incorporation by reference in Registration Statement Nos. 333-45848, 333-45850, and 333-67248 on Forms S-8 of August Technology Corporation of our report dated February 6, 2004. Such reports relate to the consolidated balance sheets of August Technology Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003, and the related financial statement schedule, which report appears in the December 31, 2003 Annual Report on Form 10-K of August Technology Corporation.

/s/ KPMG LLP

Minneapolis, Minnesota

February 27, 2004